Exhibit 99.1

PACIFIC THERAPEUTICS LTD. ANNOUCES NEW DIRECTOR

VANCOUVER, BRITISH COLUMBIA- February 1, 2016 - Pacific Therapeutics Ltd. (CSE:PT) (OTC:PCFTF) (FSE: 1P3) ("Pacific" or the "Company") announces that it has appointed Robert “Nick” Horsley to the Board of Directors.

Mr. Robert “Nick” Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including: consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology.

Derick Sinclair, CEO & President

(604) 924-8000

The Canadian Securities Exchange and its regulation services provider have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.